SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

Dov Gertzulin

DG Capital Management, LLC

460 Park Avenue, 22nd Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 09625U109

1.	NAMES OF REPORTING PERSONS DG Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,193,778
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,193,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,193,778
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.69% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Calculated based on 41,513,083 common units (“Common Units”) of Blueknight Energy Partners, L.P. (the “Issuer”) issued and outstanding as of July 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2021.

CUSIP No. 09625U109

1.	NAMES OF REPORTING PERSONS Dov Gertzulin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,193,778
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,193,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,193,778
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.69% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculated based on 41,513,083 Common Units issued and outstanding as of July 29, 2021, as reported in the Issuer’s Quarterly Report filed with the Commission on August 4, 2021.

CUSIP No. 09625U109

1.	NAMES OF REPORTING PERSONS DG Value Partners II Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,746,825
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,746,825

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,746,825
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.62%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Calculated based on 41,513,083 Common Units issued and outstanding as of July 29, 2021, as reported in the Issuer’s Quarterly Report filed with the Commission on August 4, 2021.

Explanatory Note

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G previously filed with the Securities and Exchange Commission (the “Commission”) by DG Capital Management, LLC and Dov Gertzulin on December 26, 2012, as amended by Amendment No. 1 to Schedule 13G filed on February 14, 2013, Amendment No. 2 to Schedule 13G filed on February 12, 2014, Amendment No. 3 to Schedule 13G filed on February 17, 2015, Amendment No. 4 to Schedule 13G filed on February 8, 2016, Amendment No. 5 to Schedule 13G filed on February 10, 2017, Amendment No. 6 to Schedule 13G filed on January 25, 2018, Amendment No. 7 to Schedule 13G filed on April 19, 2018, Amendment No. 8 to Schedule 13G filed on February 14, 2019, Amendment No. 9 to Schedule 13G filed on February 11, 2020 and Amendment No. 10 to Schedule 13G filed on February 11, 2021, with respect to the information contained therein pertaining to the Reporting Persons (defined below). This Schedule 13D is being filed because the Reporting Persons currently intend to oppose the Proposed Transaction described in Item 4 hereof, including with respect to the Common Units (the “Common Units”) of the Blueknight Energy Partners, L.P. (the “Issuer”) beneficially owned by the Reporting Persons.

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are the Common Units of the Issuer. The address of the principal executive offices of the Issuer is 6060 American Plaza, Suite 600, Tulsa, Oklahoma 74135.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by (i) DG Capital Management, LLC, a Delaware limited liability company (“DG Capital”); (ii) Dov Gertzulin; and (iii) DG Value Partners II Master Fund, LP, a Cayman Islands limited partnership (“DG Value”). Collectively, DG Capital, Dov Gertzulin and DG Value are the “Reporting Persons,” and each is a “Reporting Person.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

(b) The business address of each of the Reporting Persons is 460 Park Avenue, 22nd Floor, New York, NY 10022.

(c) Dov Gertzulin serves as the managing member of DG Capital, the principal business address of which is 460 Park Avenue, 22nd Floor, New York, NY 10022.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) DG Capital is organized under the laws of the State of Delaware. Dov Gertzulin is a citizen of the United States of America. DG Value is organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Units reported herein were acquired in open-market transactions using working capital of the private investment funds advised by DG Capital.

Item 4. Purpose of Transaction.

Reference is made to that certain letter from Ergon, Inc. (“Ergon”), the parent of Blueknight Energy Partners G.P., LLC (the general partner of the Issuer (the “General Partner”)), to the Board of Directors of the General Partner (the “Board”), dated October 8, 2021, a copy of which was filed as Exhibit 99.H to a Schedule 13D/A filed by Ergon and certain other persons related thereto on October 8, 2021 (the “Ergon Letter”). Pursuant to the Ergon Letter, Ergon proposed to acquire all of (i) the outstanding Common Units representing limited partner interests in the Issuer and (ii) the outstanding Series A Preferred Units representing limited partner interests in the Issuer, in each case, not already owned by Ergon and its affiliates (the “Proposed Transaction”). The Reporting Persons believe that the consideration being offered for the Common Units in the Proposed Transaction substantially undervalues the Common Units. As a result, the Reporting Persons currently intend to oppose the Transaction, including with respect to the Common Units beneficially owned by the Reporting Persons.

On October 12, 2021, the Reporting Persons delivered to the Board a copy of the letter attached hereto as Exhibit 99.2, the contents of which are incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Units and the Series A Preferred Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons intend to continue to consider, explore and/or develop plans and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer’s management and the Board (including the Conflicts Committee of the Board), engaging in discussions with shareholders of the Issuer and others about the Proposed Transaction, as it may be modified from time to time, and the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the Proposed Transaction, capital allocation strategy, capitalization, ownership structure, other strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, Board structure (including Board composition), operations of the Issuer, purchasing additional Units, selling some or all of their Units, engaging in short selling of or any hedging or similar transaction with respect to the Units, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Units as of the date of this Schedule 13D is reflected on that Reporting Person’s cover page. DG Capital and Dov Gertzulin beneficially own, in the aggregate, 3,193,778 Common Units, representing approximately 7.69% of the Issuer’s Common Units issued and outstanding. DG Value beneficially owns 2,746,825 Common Units, representing approximately 6.62% of the Issuer’s Common Units issued and outstanding. The percentages herein are calculated based on 41,513,083 Common Units issued and outstanding as of July 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 4, 2021.

The Common Units reported herein are held by private investment funds, including DG Value Partners II Master Fund, LP, and separately managed accounts (the “DG Entities”) for which DG Capital serves as the investment manager. Dov Gertzulin serves as the managing member of DG Capital. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Units owned directly by the DG Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Common Units for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Units reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(c) On October 11, 2021, DG Capital acquired through two open market purchases (i) 1,202 Common Units at a price of $3.23 per unit, and (ii) 798 Common Units as a price of $3.23 per unit. There have been no other transactions effected by the Reporting Persons during the past sixty (60) days with respect to the Issuer’s Common Units.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Units reported herein.

(e) Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Units directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Units except to the extent of his or her or its pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of October 13, 2021.

99.2	Letter to the Board of Directors of Blueknight Energy Partners G.P., LLC., dated October 12, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2021

DG CAPITAL MANAGEMENT, LLC

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Managing Member

/s/ Dov Gertzulin
Dov Gertzulin

DG VALUE PARTNERS II MASTER FUND, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory